Jimmy P Lee, CPA PC

31-10 23  Ave, Astoria, NY 11105 • Tel: 347-871-1768 • Fax: 347-201-3828 • http://www.jimmypleecpa.com

February 20, 2015

Breezer Ventures Inc.

3943 Irvine Blvd.

Unit 535

Irvine, CA 92602

rd

Dear Audit Committee & Management

Effective February 20, 2015, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation.

We will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We look forward to helping you make a smooth transition with your new accountants.

Very truly yours,

/s/ Jimmy P. Lee

Jimmy P. Lee, CPA P.C.